Filed by Exterran Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Exterran Corporation

Commission File No. 001-36875

September 20, 2022

Dear Fellow Stockholder:

We previously sent you proxy materials for the special meeting of stockholders of Exterran Corporation in connection with our proposed acquisition by Enerflex Ltd, to be held on October 11, 2022. Your Board of Directors unanimously recommends voting FOR all agenda items.

Because Proposal 1, to approve the Exterran Merger Proposal, requires the affirmative vote of a majority of the outstanding shares, your vote is very important, regardless of the number of shares that you own.

To ensure that your shares are represented at the meeting, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the hard-copy proxy card or voting instruction form. If you received this letter by email you may also vote by simply clicking the “VOTE NOW” button in the accompanying email.

Thank you for your support,

ANDREW J. WAY

President and Chief Executive Officer

NO OFFER OR SOLICITATION

This document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination (the “Transaction”) between Enerflex Ltd. (“Enerflex”) and Exterran Corporation (“Exterran”) or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus regarding each of Enerflex and Exterran, respectively. The definitive proxy statement filed by Exterran with the SEC on September 9, 2022 contains important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in the definitive proxy statement and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the definitive proxy statement relating to the Transaction as filed with the SEC, as amended.